United States securities and exchange commission logo





                          March 3, 2023

       Stephen B. Grant
       Assistant Corporate Secretary
       JPMorgan Chase & Co.
       383 Madison Avenue
       New York, New York 10179

                                                        Re: JPMorgan Chase &
Co.
                                                            Registration
Statement on Form S-3
                                                            Filed February 24,
2023
                                                            File No. 333-270004

       Dear Stephen B. Grant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Hui Lin, Esq.